SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month January 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

January 26, 2012

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES

CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In its session held on January 25, 2012, Credicorp’s Board of Directors agreed to set the date for the Annual General Meeting of Shareholders for March 30, 2012, at 3 p.m. (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo, in La Molina, Lima, Peru. In accordance with the Company’s By-laws, if the required quorum is not met in the first instance, the meeting will be postponed until April 9, 2012 at the same place and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of February 13, 2012 (“Record Date”) will be entitled to attend and vote in the above mentioned meeting.

The Agenda defined for such meeting will attend to the following matters:

•	Presentation, by the Chairman of the Board, of the Annual Report for the financial year ended December 31, 2011.

•	To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2011 including the report of the independent auditors of the Company thereon.

•	To define the remuneration of Directors of the Company and of Directors that perform the role of members or advisors of the Board’s Committees.

•	To appoint the external auditors of the Company to perform such services for the financial year 2012 and to define the fees for such audit services.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

December 7, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative